EXHIBIT 21.1

PCM, INC.

SUBSIDIARIES OF THE REGISTRANT

As of December 31, 2015

The following are subsidiaries of PCM, Inc. as of December 31, 2015, other than those which if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary, and the state or other jurisdiction in which each subsidiary was incorporated or organized:

SUBSIDIARIES	JURISDICTION OF INCORPORATION
PCM Sales, Inc.	California
PCMG, Inc.	Delaware
PCM Logistics, LLC	Delaware
M2 Marketplace, Inc.	Delaware
OnSale Holdings, Inc.	Illinois
PCM BPO, LLC	Delaware
PCM Sales Canada, Inc.	Quebec, Canada
Abreon, Inc.	Delaware
En Pointe Technologies Sales, LLC.	Delaware
Acrodex, Inc.	Alberta, Canada